Wolters Kluwer

HALF YEAR REPORT 2002

Wolters Kluwer nv
August 13, 2002

Wolters Kluwer reports first half-year 2002 results

- Revenues EUR 1,917 million, +6%.
- Operating income (EBITA) +1% at EUR 347 million.
- Ordinary net income before amortization of intangible fixed assets at EUR 1 (+11% at constant currencies).
- Organic growth of the total company +2%, at the same level as last year. O continuing activities +3%.
- Net income -50% but about equal to last year if adjusted for book profits fro divestments.
- Electronic revenues (incl. Internet) improved by 29% at EUR 607 million. Int even by 50% to EUR 263 million.
- Electronic products now represent 32% of total revenues versus 67% print r (HY1-2001: electronic 26% versus print 72%).
- Favorable development of financing costs: EUR 74 million (HY1-2001: EUR tax charge: 29% (HY1-2001: 32%).
- Acquisition program (18 companies acquired, nearly all workflow software/s tools related) further strengthened the transition process.
- Outlook 2002 reiterated: ordinary net income before amortization of intangib higher (at constant currencies).

Benchmark figures

EUR million	**HY1-2002**	**HY1-**
Revenues	1,917	
EBITDA	408	
EBITA	347	
EBITA margin %	18%	
Ordinary net income before amortization of intangible fixed assets	**194**	
Net income	32	
Ordinary EPS before amortization of intangible fixed assets 'fully diluted'	€ 0.66	€
Ordinary free cash flow	42	
Ordinary free cash flow per share 'fully diluted'	€ 0.15	€
Average number of FTEs	20,132	1

Rob Pieterse, Chairman of the Executive Board of Wolters Kluwer, about HY1-

'Wolters Kluwer's first half-year results were above our expectations. During this announced that the growth of our results would be back-end loaded. However, s companies were able to bring new (Internet) products to the market sooner than educational cluster saw its revenues shift partly to the first half-year. We anticipa effects in the second half-year.

Wolters Kluwer is transforming into an all-round publisher providing content, sof Electronic revenues improved by 29% to EUR 607 million and now represent 32 so we are well on track to deliver the full year intended level of some EUR 1.2 bi EUR 600 million Internet related. CD-ROM products also showed a further incre European markets.

dlw 8/27

Our acquisition program again helped us to accelerate our transition towards the essential knowledge provider for our customers. We also see other encouraging signals within the company, such as increasing new product launches and corresponding higher new revenues, which support our growth agenda.

In demanding economic circumstances, we again were able to deliver higher revenues, higher operating income (EBITA) and a higher ordinary net profit before amortization of intangibles, our most important benchmark.

We reiterate our outlook for the full year 2002 of 7-9% higher ordinary net income before amortization of intangibles at constant currencies.

LTB Europe made substantial progress in its objective to expand leading positions in its core markets with a series of acquisitions, as well as further refocusing its existing operations and resources during the first six months. LTB North America and Health were growth accelerators in the areas of additional Internet projects and product development. Education had again a very solid first half-year performance, based mainly on improved product development, ensuring early availability of products.

Some facets of our divesting program of non-core activities are entering the final phase. The negotiations on the sale of our Dutch trade publisher ten Hagen & Stam and our Dutch training company ISBW are well underway and we hope to come to a closing in the next half year. We are about to enter into negotiations with interested parties about the sale of our Dutch-language healthcare publisher Bohn Stafleu van Loghum. Also, we recently received the first bids for Kluwer Academic Publishers.'

Outlook full-year 2002

Although there are encouraging signals within the company, such as early product launches and corresponding higher revenues, the uncertain economic environment, combined with our ongoing investments, leads us to expect our benchmark profit, ordinary net income before amortization of intangibles, to grow by 7- 9% (measured at constant currencies) as previously indicated.

Highlights first half-year 2002

Revenues in the first half-year 2002 increased by 6% to EUR 1,917 million (+5% in constant currencies). Operating income before amortization of intangible fixed assets (EBITA) increased by 1% (flat in constant currencies) from EUR 344 million to EUR 347 million; despite the continued dedication to new product development. The EBITA margin, which fell from 19.0% in HY1-2001 to 18.1% in HY1-2002, should be higher again on a full-year basis, as is typically the case, and will end around 21%.

Ordinary net income before amortization of intangible fixed assets, our benchmark, increased 12% (at constant currencies 11%) to EUR 194 million (HY1-2001: EUR 173 million). Due to the expected dilution resulting from stock dividend, stock options and the convertible issued in November last year, **ordinary earnings per share** (on a weighted average 'fully diluted' basis) improved by 7% from EUR 0.62 to EUR 0.66.

Organic revenue growth of the total company grew 2%, in line with last year. The continuing activities performed better, reporting an organic growth rate of 3%. The non-core/to be divested activities, which have a strong advertisement exposure, showed a marked deterioration (-6%).

Electronic revenues (incl. Internet, CD-ROM, other online) grew by 29% to EUR 607 million. The best performance was realized by LTB North America, especially at CCH Legal Information Services (CCH LIS) with workflow tools for on demand search and filing customers. The strong advance for Health came almost entirely from Ovid Technologies and its add-on acquisition Silver Platter (a global provider of medical and scientific databases). Electronic revenues now represent 32% of total revenues.

Internet revenues improved by 50% to EUR 263 million. The additional (Internet) product development program is paying off. The three-year program (2000-2002) calling for investments in additional (Internet) product development of EUR 250 million is beginning to yield materially to revenues. (HY1-2002: EUR 37 million; HY1-2001: EUR 3 million).

Financing charges and tax charge. Financing charges developed favorably, falling by 16%, despite continued spending on strategic growth acquisitions. This was made possible by the decrease in interest rates from just above 6% in HY1-2001 to below 5% in HY1-2002, including the effects of the convertible bond issued in November 2001. The net debt position remained unchanged compared to end-June 2001, at EUR 3 billion, up only slightly compared with the end-December 2001 level (EUR 2.8 billion). The company's good financial position is reflected in its credit ratings, which have remained unchanged at A-, stable outlook for S&P and A3, stable outlook for Moody's. The effective tax charge fell noticeably in the first half to 28.6% (HY1-2001: 32.3%), as indicated earlier in the year.

The cash flow from operating activities decreased by 8%, largely due to a higher working capital absorption (especially trade debtors) and a phasing in financing costs. The ordinary free cash flow of EUR 42 million was slightly below last years' EUR 47 million.

Acquisition program continued. In the first half-year, Wolters Kluwer acquired 18 companies, nearly all workflow software/smart information tools related, with total annualized revenues of approximately EUR 105 million (2003 E). The most important acquisitions were:

- Medi-Span (Health, U.S.: electronic drug data and clinical information for U.S. pharmacies, hospitals, health insurers, physicians, and system vendors);
- ABG Professional Information (LTB Europe, U.K.: the commercial publishing arm of the Institute of Chartered Accountants in England and Wales, Europe's largest accountancy institute);
- Uniform Information Services (LTB North America, U.S.: compliance related services for the property and casualty insurance industry);
- Intercounty Clearance Corp (LTB North America, U.S.: UCC and corporate document services to law firms, lenders and financial institutions);
- Artel Software House (LTB Europe, Italy: tax workflow tools for fiscal and financial consultants and accounting software for small and medium-sized companies);
- Val Informatique (LTB Europe, France: workflow software provider in the health, safety and environment market);
- Ciceron (LTB Europe, France: workflow software for small, medium and large law firms and in-house legal counsels).

Continuing activities improve performance. Wolters Kluwer is well on track in its transformation to an all-round publisher, providing content, software and services. Clear portfolio management and thus the assignment of non-core/to be divested business – to be managed for cash or to be divested – is part of this process. Improved performance of the core activities underlines that our strategic choice to refocus is the right one. In the first six months, the performance of the core businesses improved more than the performance of total business:

EUR million	Revenues HY1-2002	Revenues HY1-2001	EBITA HY1-2002	EBITA HY1-2001
Total	**1,917**	1,808	**347**	344
Non-core/to be divested	**170**	208	**27**	33
Continuing activities	**1,747**	1,600	**320**	311
Growth				
Total	**+6%**		**+1%**	
Continuing activities	**+9%**		**+3%**	

Breakdown of Growth HY1-2002

In %	Revenues HY1-2002	Revenues HY1-2001	EBITA HY1-2002	EBITA HY1-2001
Organic				
- Continuing activities	3	2	-4	-14
- Non-core/to be divested	-6	2	-17	18
Total	2	2	-6	-12
Acquisitions	5	5	6	5
Divestments	-2	-2	0	-1
At constant currencies	5	5	0	-8
Currency	1	2	1	3
Total	**6**	**7**	**1**	**-5**

Revenues by media

EUR million	HY1-2002	Share in %	HY1-2001	Share in %
Internet	263	14	175	10
Other online	20	1	24	1
CD-ROM	324	17	271	15
Total Electronic Revenues	607	32	470	26
Print	1,299	67	1,300	72
Training	11	1	38	2
Total	**1,917**	**100**	**1,808**	**100**

Non-core business. Stemming from a continued monitoring of our portfolio, a number of operations are marked as non-core business. These activities will be managed for cash or will be divested. Those who are prepared for divestment are excluded from the cluster organizations.

Non-core/to be divested business

EUR million	HY1-2002	HY1-2001	% Change
Sales	170	208	-18
EBITA	27	33	-19
EBITA margin %	16	16	
FTEs (average)	1,708	1,977	-14

Total revenues of the non-core/to be divested business, which has a strong advertisement exposure, declined by EUR 38 million and reached a level of EUR 170 million (-18%). We do not expect a speedy recovery in the second half-year.

Performance of the clusters in HY1-2002

Legal, Tax & Business Europe – Transformation well underway

EUR million	HY1-2002	HY1-2001	% change	Organic growth	Acquisitions	Divestments	Currencies
Revenues 1)	607	584	4	0	4	0	0
Of which electronic products	171	131	30				
EBITDA	133	135	-1				
EBITA 2)	112	116	-4	-8	4	0	0
EBITA margin %	18	20					
CAPEX	26	24					
FTEs (average)	7,606	7,227					

1) Revenues including non-core/to be divested HY1-2001: 658 million
2) EBITA including non-core/to be divested HY1-2001: 119 million

LTB Europe made substantial progress in its objective to expand leading positions in its core markets with a series of successful software and services acquisitions, as well as further refocusing its existing operations and resources. The strategic direction towards customers in the clusters' six core markets – legal; fiscal/financial; human resources; public & governmental administration; health, safety & environment (HSE); transport – with software and services in combination with highly valuable content is clearly set.

The European (core) activities were able to reach total revenues of EUR 607 million (+4%). Economic circumstances influenced especially advertisement and training activities. Operating income (EBITA) was somewhat disappointing, mainly because of lagging performance of traditional print publications in Belgium and to a lesser extent in the United Kingdom.

After an initial decrease of organic growth since September 2001, organic growth in Europe once again is improving each month, although not sufficient. It arrived at a level of 0% in the first half-year (HY1-2001: 2%), with double-digit contributions from Italy and Central Europe, and inspiring performances from Teleroute.com (+6% versus last year) and Germany. The trend towards electronic products continues. Compared to last year, new electronic product revenues are up substantially (now around 28% of revenues, HY1-2001: 22%), mainly Internet products and CD-ROMs.

Revenues in the Netherlands remained the same as last year due to unsatisfactory results of JobNews, advertisement and training activities. The restructuring of Kluwer is going according to plan. Back-office services have been centralized and are expected to result in optimum cost savings and synergies.

The streamlining of the Belgian activities is also well on track. New products will be launched in HY2-2002 and personnel reductions are largely completed.

Croner Consulting (U.K.), a good example of Wolters Kluwer's entrance in the advisory and consultancy markets, showed a good performance with an 8% increase in revenue growth. Croner has established a new consulting organization to integrate the Croner publishing content and, therefore, to attract more highly profitable consulting deals.

Legal, Tax & Business North America – Solid growth in electronic revenues

EUR million	HY1-2002	HY1-2001	% change	Organic growth	Acquisitions	Currencies
Revenues 1)	616	572	8	3	4	1
Of which electronic products	294	246	20			
EBITDA	179	164	9			
EBITA 2)	157	147	7	4	3	0
EBITA margin %	26	26				
CAPEX	21	20				
FTEs (average)	6,390	6,151				

1) Revenues including non-core/to be divested HY1-2001: 584 million
2) EBITA including non-core/to be divested HY1-2001: 147 million

LTB North America's strategic focus on legal and transaction compliance for banking, insurance and securities, along with the tax and legal services markets, is achieving improved results. With strong development in electronic revenues (now 48% of total cluster revenues) and new strategic acquisitions completed during the first half-year of 2002, LTB North America is extending its leadership in content to software tools and solutions.

The cluster's organic EBITA growth showed a major turnaround, swinging from -11% last year to a +4% in the first half-year. Despite demanding economic circumstances, total cluster revenues improved by 8% to EUR 616 million. Operating income (EBITA) improved by 7% and reached a level of EUR 157 million.

Bankers Systems Inc. (BSI) proved again its growth potential by achieving an organic growth of 10%. CCH Tax Compliance and Aspen Publishers also contributed considerably to the cluster's organic revenue growth (3%). While CCH US Publishing and CCH LIS were impacted by economic slowdown in the United States, their growth in Internet revenues was significant. Also of note, Aspen's Loislaw, a leading Internet provider of legal research, revenues grew 40% over last year.

Wolters Kluwer continued to see the impact of its considerable Internet investments in its U.S. online services. For example, CCH LIS has developed the Legal Compliance Services site, which features workflow tools for on demand search and filing customers (CT Advantage, LSDS and iLien Online.com). Internet revenues now account for 29% of CCH LIS's total revenues. CCH US Publishing, CCH Tax Compliance and Aspen Publishers continued to add new products to the Tax & Accounting Destination site, which was introduced in 2001. And CCH Wall Street, a destination site focused on the securities compliance market, was launched this spring.

LTB North America has completed 9 acquisitions to date in 2002. Among the most noteworthy were the recent acquisitions of Uniform Information Services, the number one provider of compliance related services for the property and casualty insurance industry in the U.S., and Intercounty Clearance Corporation, a public records provider offering UCC and corporate document services to law firms, lenders and financial institutions. Uniform Information Services was integrated into CCH US Publishing in the first quarter of this year, while Intercounty Clearance was integrated into CCH LIS during the second quarter.

Legal, Tax & Business Asia Pacific – Slightly higher revenues

EUR million	HY1-2002	HY1-2001	% change	Organic growth	Acquisitions	Currencies
Revenues	32	31	4	-1	3	2
Of which electronic products	9	9	0			
EBITDA	5	6	-19			
EBITA	4	5	-25	-28	1	2
EBITA margin %	13	17				
CAPEX	2	1				
FTEs (average)	558	526				

Revenues of LTB Asia Pacific improved to EUR 32 million. Nevertheless, the cluster delivered below our expectations. Operating income (EBITA) reached EUR 4 million, a decline compared to the same period last year. The impressive growth of Internet revenues could not be sustained. CCH Australia realized higher revenues, but weakening new product and book revenues had an impact on the results after a strong HY1-2001. Revenues of CCH Asia grew only marginally and were negatively influenced by the economic climate of Hong Kong and Singapore. Actions have been taken to produce stronger revenue performance and to reduce costs. LTB Asia Pacific expects to deliver much better revenues in HY2-2002 than the outcome of the half-year figures would indicate. Furthermore, the cost base will undergo a critical test.


HALF YEAR REPORT 2002

Health – Implement the focused growth strategy

EUR million	HY1-2002	HY1-2001	% change	Organic growth	Acquisitions	Currencies
Revenues 1)	372	298	25	7	17	1
Of which electronic products	103	58	78			
EBITDA	60	54	11			
EBITA 2)	51	47	9	-18	26	1
EBITA margin %	14	16				
CAPEX	7	7				
FTEs (average)	2,339	2,150				

1) Revenues including non-core/to be divested HY1-2001: 382 million
2) EBITA including non-core/to be divested HY1-2001: 75 million

Implementation of the cluster strategy, announced in March, is ahead of schedule and organic and acquisitions revenue growth has improved. Reorganization of the cluster into four customer-focused business units (Pharma, Medical Information Professionals, Practitioner Info en Clinical Tools), focusing firmly on the profitable health markets, is progressing nicely. By concentrating entirely on English-reading professionals in the global health market, Wolters Kluwer has positioned itself to become the leader in its selected markets. Wolters Kluwer Health will use its traditional businesses as a launch pad to expand its database and clinical tools businesses, aimed at the health market.

Revenues grew by 25% to EUR 372 million (HY1-2001: EUR 298 million). This performance was driven by improved organic growth across cluster businesses and better than assumed performance of the newly acquired Medi-Span, which is now fully integrated into Facts & Comparisons. Cluster organic growth reached 7% and operating income (EBITA) increased by 9% to EUR 51 million (HY1-2001: EUR 47 million), but almost 20% when integration costs at Ovid/SilverPlatter, and reorganization costs are eliminated.

Ovid Technologies expanded its important role as the cluster's primary online platform. Work to move content from all cluster companies to Ovid continued during the first six months. Ovid (including its add-on acquisition SilverPlatter) doubled its revenues and continued to see usage of its online system increase. It is the leader in the health market in all of the competitive measures by which it is managed: number of 'A' journals, total titles, number of publishers, number of page views, number of end-users, overall U.S. penetration, overall worldwide penetration, spend per purchaser, and spend per end-user.

Adis saw a resurgence of its business in the pharmaceutical markets and has returned to the strong growth experienced prior to last year. The addition of Medi-Span to Facts & Comparisons has required significant work on integration, but that work is now successfully completed and the company is poised to realize the benefits of this strategic acquisition. Work to reinvigorate Lippincott, Williams & Wilkins and its valuable publishing business proceeded as planned and both the company's medical and education businesses have improved their performance and have begun to develop approaches to expanding their businesses.

Education – Broadening its customer base

EUR million	HY1-2002	HY1-2001	% change	Organic growth	Acquisitions	Divestments	Currencies
Revenues	120	115	4	4	0	0	0
Of which electronic products	6	4	39				
EBITDA	13	10	30				
EBITA	10	7	30	29	0	2	-1
EBITA margin %	8	6					
CAPEX	6	5					
FTEs (average)	1,461	1,457					

Wolters Kluwer Education has been reoriented to a much more entrepreneurial business approach during the course of the last half-year. Financially, the cluster is well on track and performing above expectation, with organic sales growth at 4% (HY1-2001: 6%) and EBITA showing an increase of 30%. A certain level of phasing between HY1 and HY2 is included.

Under the leadership of a new cluster CEO, a growth strategy was developed for the cluster. While books will continue to be the cluster's core business, emphasis will be given to broadening the business to the wider European educational market by developing innovative ways and fresh approaches to the use of books, and by targeting new product development and acquisitions at new business areas such as distance learning and electronic corporate training. This strategy envisions new customers, such as corporations (vocational), parents (testing services for children), and individuals (life long learning). Dedicated product development teams are in place at all major operations.

In furtherance of the new entrepreneurial strategy the first half-year, the cluster launched Redaktion-D, an online and interactive German language-learning product for professional use, and acquired Moorhouse Black, a provider of distance learning courses for schools, which was integrated into Nelson Thornes, our U.K. based educational publishing company.

Forward-Looking Statements:
This press release contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall', and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is expected presently.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses.

Note for the editor:
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.8 billion, employing 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education.
The Wolters Kluwer shares are quoted on the Euronext Amsterdam. Preliminary results will be announced in January 2003. The financial results for the year 2002 will be announced on March 11, 2003.

Internet: www.wolterskluwer.com

For more information, please contact:
Press: Eric Heres, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors: Annie Hull-Bom, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Wolters Kluwer nv, P.O. Box 75248
1070 AE Amsterdam, The Netherlands

CONSOLIDATED PROFIT AND LOSS ACCOUNT

EUR million	HY1-2002		HY1-2001	
Net sales		1,917		1,808
Cost of raw materials, subcontracted work and other external expenses	516		475	
Personnel costs	612		570	
Depreciation	61		51	
Other operating expenses	381		368	
Total operating costs		1,570		1,464
Operating income before amortization of intangible fixed assets (EBITA)		347		344
Amortization of intangible fixed assets		- 174		- 149
Operating income after amortization of intangible fixed assets		173		195
Financing results		- 74		- 88
Income before taxation		99		107
Taxation on income		- 67		- 72
Income after taxation		32		35
Minority interests		2		- 1
Results on divestments (before taxation)	2		33	
Taxation on results on divestments	0		- 3	
Results on divestments (after taxation)		2		30
Net income		32		64

Benchmark figures	HY1-2002	HY1-2001
Net sales	1,917	1,808
EBITDA	408	395
EBITA	347	344
EBITA margin %	18.1%	19.0%
Ordinary net income before amortization of intangible fixed assets	194	173
EPS before amortization of intangible fixed assets and results on divestments 'fully diluted' 1)	EUR 0.66	EUR 0.62

Reconciliation between net income and benchmark figure

	HY1-2002	HY1-2001
Net income	32	64
Amortization of intangible fixed assets	174	149
Tax on amortization	- 10	- 10
Results on divestments (after taxation)	- 2	- 30
Ordinary net income before amortization of intangible fixed assets	194	173

1) Based on weighted average number of shares 'fully diluted' (x mln.) 312.92 286.25

CONSOLIDATED BALANCE SHEET

EUR million	June 30, 2002		June 30, 2001	
Fixed assets				
Intangible fixed assets	4,399		4,849	
Tangible fixed assets	303		308	
Financial fixed assets	30		31	
Total fixed assets		4,732		5,188
Current assets				
Stocks/inventories	217		236	
Accounts receivable	1,005		959	
Cash and cash equivalents	42		47	
Total current assets	1,264		1,242	
Current liabilities	- 1,340		- 1,796	
Working capital		- 76		- 554
Capital employed		**4,656**		**4,634**
Long-term loans				
Subordinated bond loans	595		594	
Bond loans	1,527		1,527	
Loans from credit institutions	55		429	
Total long-term loans		2,177		2,550
Provisions		254		355
Minority interests		3		2
Convertible bond loan		700		---
Perpetual cumulative subordinated bond		225		225
Shareholders' equity				
Issued share capital	34		34	
Share premium reserve	93		91	
Revaluation reserve	218		433	
Other reserves	952		944	
Total shareholders' equity		1,297		1,502
Total financing		**4,656**		**4,634**
Net interest bearing debt 1)		2,993		2,961
Guarantee equity 2)		2,120		2,323
Shareholders' equity to total assets		0.22		0.23
Guarantee equity to total assets		0.35		0.36

1) Defined as: sum of total long-term loans, convertible bond loan, perpetual cumulative subordinated bond, cash loans, minus cash and cash equivalents and value of related swaps and forward exchange contracts.
2) Defined as: sum of subordinated bond loans, minority interests, perpetual cumulative subordinated bond and total shareholders' equity.

CONSOLIDATED CASH FLOW STATEMENT

EUR million	HY1-2002		HY1-2001	
Operating income before amortization of intangible fixed assets (EBITA)	347		344	
Depreciation	61		51	
EBITDA	408		395	
Autonomous movements in working capital	- 116		- 63	
Cash flow from operations		292		332
Financing costs	- 77		- 59	
Paid corporate income tax	- 79		- 82	
Appropriation of reorganization provisions	- 17		- 14	
Other	2		- 45	
		- 171		- 200
Cash flow from operating activities		121		132
Net expenditure fixed assets	- 63		- 60	
Appropriation of acquisition provisions	- 16		- 25	
Acquisition spending	- 203		- 342	
Divestments of activities	0		64	
Cash flow investments		- 282		- 363
Cash flow surplus/(deficit)		- 161		- 231
Exercise of stock options	2		6	
Movements in long-term loans	55		252	
Movements in bank debts	2		10	
Dividend payments	- 92		- 72	
Cash flow financing		- 33		196
Net cash flow		- 194		- 35
Cash and cash equivalents as at January 1	239		79	
Exchange differences on cash and cash equivalents	- 3		2	
		236		81
Cash and cash equivalents as at June 30		42		46

Benchmark figures	HY1-2002	HY1-2001
Ordinary free cash flow	42	47
Ordinary free cash flow per share 'fully diluted' 1)	EUR 0.15	EUR 0.16

Reconciliation between cash flow from operating activities and benchmark figure

	HY1-2002	HY1-2001
Cash flow from operating activities	121	132
Net expenditure fixed assets	- 63	- 60
Appropriation of acquisition provisions	- 16	- 25
Ordinary free cash flow	42	47

1) Based on weighted average number of shares 'fully diluted' (x mln.) 312.92 286.25